Outside

+ **Surviving the World's Deadliest Mountain**

Outside

LIVE BRAVELY

CATCH ME IF YOU CAN
The True Story of the Drug Smuggler Who Became an Environmental Hero

WELLNESS
ARE PSYCHEDELICS THE NEW PROZAC?

NATURE
SOLVING WILDLIFE'S STRANGEST MYSTERIES

TRAVEL
WHERE TO ESCAPE THE WINTER BLUES

ASHTON EATON SHARES HIS GOLD-MEDAL PLAN

FIT & HEALTHY NOW

30 LIFE-CHANGING HABITS:
Eat Smarter, Beat Stress, and Get Outside. Here's How.

EVERYDAY FITNESS   WILDLIFE CSI   SOUTHEAST ASIA   K2 IN WINTER   PSYCHEDELICS   THE FUGITIVE

OUTSIDEONLINE.COM

JANUARY/FEBRUARY 2017

$5.99   JANUARY/FEBRUARY 2017



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High and Dry

STYLISH SNEAKER-BOOT HYBRIDS THAT KEEP
YOUR FEET HAPPY ALL WINTER LONG

by Peter Koch

Ridgemont Outfitters Heritage $159
The Heritage may be inspired by the rigid alpine footwear of yesteryear, but it has an easy-walking outsole—flexible in the forefoot for comfort, stiffer from arch to heel for stability. Throw in a waterproof membrane and it's not so backward-looking after all.







Vans SK8-Hi MTE $85
The MTE stands for Mountain Edition, a hint that this skater high-top is for more than popping ollies. A Scotchgard-treated leather and suede upper and an insulated liner keep the cold out, and the vulcanized sole offers beefy traction.



Lowa Seattle GTX Qc $210
With a Gore-Tex liner and Lowa's ingenious footbed—every step expels heat and moisture from tiny perforations in the cuff—this sophisticated leather- and wool-trimmed brogan prevents damp toes.









Merrell Sugarbush Waterproof $230
Named for the maple groves filling the Vermont valley where Merrell was born 35 years ago, the Sugarbush melds the latest tech (a waterproof layer, breathable antimicrobial lining, and grippy Vibram outsole) with a timeless look.







Tretorn Gill $120
A cross between a high-top canvas sneaker and a weatherproof duck boot, the Gill benefits from Tretorn's European legacy and century-plus of design experience. Those combine in an understated street shoe that can slog through slush and puddles without letting in a drop.

Forsake Trail $150
The Trail was made for flirting with dirt, with chunky directional lugs, a debris-shedding gusseted tongue, and a waterproof membrane. But unlike traditional hikers, this leather and suede beauty has undeniable urban style and the soft ride of a plush EVA midsole.